                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                           McCLATCHY NEWSPAPERS, INC.
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                                (Name of Issuer)

                              Class A Common Stock
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                         (Title of Class of Securities)

                                  579489-10-5
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                                  (CUSIP Number)

     Karole Morgan-Prager, Esq.
     General Counsel and Corporate Secretary
     McClatchy Newspapers, Inc.
     2100 Q Street
     P.O. Box 15779
     Sacramento, CA 95852
     Telephone:  (916) 321-1828
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 30, 1996
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                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 579489-10-5                 13D                     Page 2 of 11 Pages

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1.    NAME OF REPORTING PERSON                               William K. Coblentz

      S.S. OR I.R.S. IDENTIFICATION
      NO. OF ABOVE PERSON                                            ###-##-####

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) / /
                                                                         (b) / /

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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS                                             Not Applicable

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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                 / /

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION                         United States

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  NUMBER OF     7.   SOLE VOTING POWER                                     9,750
   SHARES
                     -----------------------------------------------------------
 BENEFICIALLY
  OWNED BY      8.   SHARED VOTING POWER                              11,015,240
    EACH
                     -----------------------------------------------------------
  REPORTING
   PERSON       9.   SOLE DISPOSITIVE POWER                                9,750
    WITH
                     -----------------------------------------------------------

                10.  SHARED DISPOSITIVE POWER                         11,015,240

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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                11,024,990

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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   61.8%

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14.   TYPE OF REPORTING PERSON                                                IN

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CUSIP No. 579489-10-5                 13D                     Page 3 of 11 Pages

     William K. Coblentz hereby amends his statement on Schedule 13D filed with the Securities and Exchange Commission on February 1, 1990 (the "Initial Statement") with respect to the Class A common stock, par value $.01 per share (the "Class A Common Stock"), of McClatchy Newspapers, Inc.:

Item 4.   Purpose of the Transaction.
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     William K. Coblentz became one of five co-trustees of five separate trusts established for the benefit of McClatchy family members. Sole voting and dispositive power of the five trusts, each containing 2,000,000 shares of Class B Common Stock of McClatchy Newspapers, Inc., was held by Charles K. McClatchy until his death on April 16, 1989. By written appointment of successor trustees dated July 19, 1982, Charles K. McClatchy appointed William K. Coblentz, James
B. McClatchy, William Ellery McClatchy, William M. Roth and Erwin Potts to succeed him as co-trustees. Said persons became co-trustees of each of said trusts by reason of the death of Charles K. McClatchy on April 16, 1989, and as a result share voting and dispositive power over the shares in said trusts.

     Mr. Coblentz is one of two co-executors under the will of Charles K. McClatchy, deceased. Mr. Coblentz as co-executor has joint voting and dispositive power over the 1,078,865 shares held by the estate. On January 30, 1996, the estate distributed 600,000 shares, 200,000 each to one of three trusts for the benefit of McClatchy family members. Mr. Coblentz and Messrs. William Ellery McClatchy and James B. McClatchy are trustees of

CUSIP No. 579489-10-5                 13D                     Page 4 of 11 Pages

the three trusts and share voting and dispositive power over the shares held by the trusts. One of the three trusts simultaneously distributed 200,000 shares to the beneficiary of the trust.

     Mr. Coblentz is one of three co-trustees of a trust, over which Mr. Coblentz shares voting and dispositive power over the 136,375 shares.

Item 5.   Interest in Securities of the Issuer.
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     According to the most recently available quarterly report on Form 10-Q of McClatchy Newspapers, Inc., there are 6,829,765 shares of Class A Common Stock issued and outstanding.

     (a)  Amount beneficially owned:    11,024,990
          Percent of Class:             61.8%

     11,015,240 of the shares which are the subject of this Schedule 13D are beneficially owned pursuant to the provisions of (i) five trusts over which William K. Coblentz, James B. McClatchy, William Ellery McClatchy, William M. Roth and Erwin Potts share joint voting and dispositive power; (ii) one trust over which William K. Coblentz, Malcolm Weintraub and R. Burnett Miller share joint voting and dispositive power; (iii) the Will of Charles K. McClatchy, deceased, and Letters Testamentary issued pursuant thereto, by which William K. Coblentz and James B. McClatchy share joint voting and dispositive power; and
(iv) two trusts over which William K. Coblentz, James B.

CUSIP No. 579489-10-5                 13D                     Page 5 of 11 Pages

McClatchy and William Ellery McClatchy share joint voting and dispositive power.

     The filing of this Amendment No. 2 shall not be construed as an admission that William K. Coblentz is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such 11,015,240 shares.

     (b)  The number of shares as to which William K. Coblentz has:

          (i)  Sole power to vote or direct the vote:  9,750 shares.

          (ii)  Shared power to vote or direct the vote:  11,015,240.

          (iii)  Sole power to dispose or direct the disposition of:  9,750 shares.

          (iv)  Shared power to dispose or direct the disposition of:
     11,015,240.

     The following information applies to those persons with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

     (1)  -    Name:  JAMES B. McCLATCHY

          -    Residence or business address:
               McClatchy Newspapers, Inc.
               2100 Q Street
               P. 0. Box 15779
               Sacramento, CA 95852

          - Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such

CUSIP No. 579489-10-5                 13D                     Page 6 of 11 Pages

               employment is conducted: Publisher, McClatchy Newspapers, Inc., a Delaware corporation, with a principal business address of 2100 Q Street, Sacramento, CA 95816, the primary business of which is newspaper publishing.

          - James B. McClatchy during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          - James B. McClatchy during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          -    Citizenship of James B. McClatchy:  United States.

     (2)  -    Name:  WILLIAM ELLERY McCLATCHY

          -    Residence or business address:
               c/o McClatchy Newspapers, Inc.
               2100 Q Street
               P. 0. Box 15779
               Sacramento, CA 95852

          - Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such

CUSIP No. 579489-10-5                 13D                     Page 7 of 11 Pages

               employment is conducted: Self-employed as a design architect with business address of 246 Sea Spray, Palm Beach, FL 33480.

          - William Ellery McClatchy during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          - William Ellery McClatchy during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          -    Citizenship of William Ellery McClatchy: United States.

     (3)  -    Name:  WILLIAM M. ROTH

          -    Residence or business address:
               57 Post Street, Suite 812
               San Francisco, CA 94104-5027

          - Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Retired.

          - William M. Roth during the last five years has not been convicted in a criminal proceeding

CUSIP No. 579489-10-5                 13D                     Page 8 of 11 Pages

               (excluding traffic violations or similar misdemeanors).

          - William M. Roth during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          -    Citizenship of William M. Roth:  United States.

     (4)  -    Name:  ERWIN POTTS

          -    Residence or business address:

               McClatchy Newspapers, Inc.
               2100 Q Street
               P. 0. Box 15779
               Sacramento, CA 95852

          - Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Chairman of the Board, McClatchy Newspapers, Inc., a Delaware corporation, with principal offices at 2100 Q Street, Sacramento, CA 95816, the primary business of which is newspaper publishing.

          - Erwin Potts during the last five years has not been convicted in a criminal proceeding

CUSIP No. 579489-10-5                 13D                     Page 9 of 11 Pages
               (excluding traffic violations or similar misdemeanors).

          - Erwin Potts during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          -    Citizenship of Erwin Potts:  United States.

          (c)  None.

          (d)  Only those persons identified in Item 5(b) above.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
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          to Securities of the Issuer.
          ---------------------------

     Except as may be contemplated by that certain Stockholders' Agreement dated as of September 17, 1987, which was described in the 1992 proxy statement of McClatchy Newspapers, Inc. and a copy of which has been made publicly available as Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form S-1 filed by McClatchy Newspapers, Inc. on January 26, 1988 (Registration No. 33-17270), and except for the contracts, arrangements, understandings and relationships described elsewhere in this Statement, as amended, William K. Coblentz is not a party to any contracts, arrangements, understandings or relationships

CUSIP No. 579489-10-5                 13D                    Page 10 of 11 Pages

with respect to any securities of McClatchy Newspapers, Inc., including but not limited to the transfer or voting of any of the securities of McClatchy Newspapers, Inc., finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.
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     None.

CUSIP No. 579489-10-5                 13D                    Page 11 of 11 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 31, 1996.


                               By       /s/ William K. Coblentz
                                  ----------------------------------------------
                                        William K. Coblentz